Exhibit K

The trading dates, number of shares purchased, and the weighted average price per share for all transactions by the Reporting Person in the shares of Common Stock of the Issuer in the last sixty days, are set forth below:

Date of Transaction	Amount of Securities	Weighted Average Price Per Share
10/27/2023	35,000	$15.0905
10/30/2023	65,000	$15.0578
10/31/2023	35,000	$15.1326
11/1/2023	36,000	$14.9470
11/2/2023	55,000	$15.4463
11/3/2023	56,789	$16.1835